
October 12, 2021

Stanley Chomer
Chief Executive Officer
Relay Management LLC
455 E. Pebble Road
Las Vegas, NV 89123

> **Re: Relay Management LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed on October 4, 2021**
> **File No. 024-11597**

Dear Mr. Chomer:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lahdan S. Rahmati, Esq.